

November 17, 2020

Chitung Liu
Chief Financial Officer
UNITED MICROELECTRONICS CORP
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan, Republic of China

> **Re: UNITED MICROELECTRONICS CORP**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 28, 2020**
> **File No. 001-15128**

Dear Mr. Liu:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Manufacturing